[First Solar, Inc. Letterhead]
November 2, 2006
BY EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: Kevin Kuhar

Re:	First Solar, Inc.
Form S-1
File No. 333-135574
Updated Responses to Prior SEC Comments
Dear Mr. Kuhar:
     Set forth below are updated responses of First Solar, Inc. (the “Company”) with respect to the above-referenced registration statement on Form S-1 (the “Registration Statement”). The first response set forth below updates our response to comment number 71 of the Staff’s letter dated July 27, 2006. The second response corrects a typographical error in our response to comment number 9 of the Staff’s letter dated October 31, 2006.
     For your convenience, we have set forth below the Staff’s comments in bold typeface followed by the Company’s responses thereto. The page numbers in the bold headings refer to pages in Amendment No. 5 filed on November 2, 2006. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Amendment.
Note 13. Stock Options, page F-21
71.	Provide us with an itemized chronological schedule detailing each issuance of your common shares and stock options since July 2005 through the date of your response. Include the following information for each issuance or grant date:
•	Number of shares issued or issuable in the grant

•	Purchase price or exercise price per share

•	Any restriction or vesting terms

•	Management’s fair value per share estimate

•	How management determined the fair value estimate

•	Identity of the recipient and relationship to the company

•	Nature and terms of any concurrent transactions with the recipient

•	Amount of any recorded compensation element and accounting literature relied upon to support the accounting.
In the analysis requested above, highlight any transactions with unrelated parties believed by management to be particularly evident of an objective fair value per share determination. Please provide us with a chronological bridge of management’s fair value per share determinations to the current estimated IPO price per share. Also, indicate when discussions were initiated with your underwriter(s) about possible offering price ranges. We will delay our assessment of your response pending inclusion of the estimated IPO price in the filing.

The following table presents information about our stock options granted since July 2005. All shares in each award listed vest on the dates noted. Shares issued upon exercise of the options are restricted as to their transferability prior to First Solar, Inc.’s stock becoming publicly traded and may be repurchased at the First Solar, Inc.’s discretion under certain circumstances. There were no concurrent transactions with the recipients. Accounting for compensation for these options was in accordance with SFAS 123(R).

				Estimated
	# of	Exercise		Fair		Recorded
	Shares	Price per	Vesting	Value per	Name &	Compensation
Date	Issuable	Share	Date	Share	Relationship	Element (1)

10/1/2005	473,366	$21.00	8/31/2008	$84.00	Various employees	$25,268,000
10/1/2005	3,750	$21.00	8/31/2007	$84.00	S. Hansen; employee	$274,000
10/1/2005	3,750	$21.00	8/31/2008	$84.00	S. Hansen; employee	$277,000
10/1/2005	3,750	$21.00	8/31/2009	$84.00	S. Hansen; employee	$279,000
10/1/2005	3,750	$21.00	8/31/2010	$84.00	S. Hansen; employee	$281,000
12/14/2005	15,000	$22.00	12/14/2005	$84.00	B. Sohn; director	$2,162,000
12/14/2005	15,000	$22.00	12/14/2005	$84.00	M. Sweeney; director	$2,162,000
12/14/2005	2,500	$22.00	12/14/2006	$84.00	G. Hambro; executive officer	$182,000
12/14/2005	2,500	$22.00	12/14/2007	$84.00	G. Hambro; executive officer	$184,000
12/14/2005	2,500	$22.00	12/14/2008	$84.00	G. Hambro; executive officer	$186,000
12/14/2005	2,500	$22.00	12/14/2009	$84.00	G. Hambro; executive officer	$187,000
12/15/2005	5,000	$22.00	12/15/2006	$84.00	H. Eichermueller; employee	$364,000
12/15/2005	5,000	$22.00	12/15/2007	$84.00	H. Eichermueller; employee	$368,000
12/15/2005	5,000	$22.00	12/15/2008	$84.00	H. Eichermueller; employee	$371,000
12/15/2005	5,000	$22.00	12/15/2009	$84.00	H. Eichermueller; employee	$375,000
12/15/2005	5,000	$22.00	12/15/2010	$84.00	H. Eichermueller; employee	$378,000

(1)	Estimate of total compensation cost to be recognized over the options’ service periods.
The following table presents information about our common shares issued since July 2005. There was no compensation expense recorded in connection with the issuance of these shares. There were no concurrent transactions with the recipients.

				Estimated
	# of Shares	Issue Price		Fair Value per	Name &
Date	Issued	per Share	Restrictions	Share	Relationship

2/21/2006	1,363,636	$22.00	None	$84.00	JWMA, LLC; shareholder
2/22/2006	5,000	$10.00	Yes (1)	$84.00	B. Sohn; director
2/22/2006	5,000	$10.00	Yes (1)	$84.00	M. Sweeney; director
5/10/2006	878,651	$84.22	None	$84.00	Goldman, Sachs & Co.; debt holder

(1)	These shares were issued upon the exercise of stock options, which were granted in prior years, and are subject to restrictions as noted in the above commentary regarding stock options.
We applied a process, in line with the guidance provided by AICPA Audit and Accounting Practice Aid Series “Valuation of privately held Company Equity Securities Issued as Compensation”, between 2005 and 2006. We determined the fair value of our ownership units applying prospective discounted cash flow calculations based on our long term financial projections. Such valuations were either generated or reviewed by independent third parties. We applied judgment to the frequency of updates to such valuations based on consideration of key milestones and events. For fiscal 2005, we calculated increases in our valuation as a result of our established valuation pattern and analysis as well as third party financings during the first quarter of fiscal 2006. As a result we recorded a “cheap stock” charge as part of our stock based compensation determined under FAS123R for options granted during the second and fourth quarter of 2005.

We have historically used an income based / discounted cash flow approach in our valuation. Such valuations were performed by either independent third parties, or by us using the third party’s model and/or approach. For economical reasons we would perform the analysis annually, provided that enough evidence for a change was provided through the achievement or miss of certain key milestones. We used an independent party to validate our internal calculations in April of 2005. This calculation resulted in an Enterprise value of $200 million or $22.00 per owner unit. The updated valuation was reviewed by Goldner, Hawn, Johnson and Morrison, an independent equity investment firm, for appropriateness and approved by the board of directors.

We raised additional capital through 2005 at a valuation of $22.00 per ownership unit giving further evidence to the assigned fair market value. During the second half of 2005, the demand for our product ramped significantly aided by a worldwide shortage of silicon feedstock that impacted traditional silicon crystal based solar module suppliers representing our main competitors. Given our significant expansion needs, we initiated discussions with multiple third parties to secure further funding.

Stock options granted in 2005 were priced between $10.00 and $22.00 per unit, while the fair market value analysis resulted in $22.00 per ownership unit.

As of October 26, 2006 we have not granted any stock options during 2006. On February 6, 2006, we signed a Convertible Senior Subordinated Note with Goldman Sachs in the amount of $74 million securing additional capital for our plant expansions, establishing a conversion at a company valuation of $900 million or $84.00 per ownership unit in case of an IPO within the next 12 months. We received third party advice from Piper Jaffray, an independent investment bank, to determine the fair value of the company based on publicly traded companies in our industry. After closing the Convertible Senior Subordinated Note deal, we started our IPO process and conducted our organizational meeting. In addition, we entered into long term volume purchase agreements with our key customers totaling over $1.4 billion during the month of April 2006. This increased our backlog visibility and long term predictability significantly, while materially reducing our capacity expansion risk. Furthermore, we realized a sizable increase in production output in April from the ramp of our Ohio Expansion, further solidifying our long term plan. These events created a sizable increase in the company’s valuation, which was further evidenced by the early extinguishment of the Goldman Sachs Convertible Senior Subordinated Note in exchange for 878,651 shares at a valuation of $84.00 per ownership unit during the month of May 2006. The valuation set around the Goldman Sachs financing provides strong evidence, that we should update our valuation model ahead of the established annual pattern. Given the independent third party valuation evidence, we decided that the third party valuation was more indicative of our fair market value than the price at which we granted our stock options during the fourth quarter of 2005. We recorded stock based compensation under FAS123R for that period utilizing a fair market value of $84.00 per ownership unit.

During the second quarter we continued the negotiations with the German government for the pending grants and financing of our German Plant. This financing was successfully completed on July 27, 2006. We also continued the expansion of our capacity with the production ramp of the Ohio expansion through the second and third quarter, which allowed us to achieve sustainable upside to our then current business plan and drove a sequential increase in quarterly net sales of 46%. This increase was driven by additional capacity that came on line during the second quarter and overall higher throughput from key equipment installed at our Ohio expansion plant. During October 2006, we provided our underwriters with a revised financial model giving effect to the improved production outlook for our company.

Based on consideration of multiple inputs, including those received from the underwriters, and considering information available and market conditions on the date of this updated response, we advise the Staff that the estimated midpoint of the likely price range for our common stock is $18.00 per share. In addition, we advise the Staff that prior to the consummation of this offering, we plan to consummate an approximately 4.85-to-1 stock split, and the above referenced midpoint gives effect to a 4.85-to-1 stock split. Not giving effect to the contemplated 4.85-to-1 stock split, the estimated midpoint of the likely price range for our common stock would be $87.30 per share.
Financial Statements
Note 4. Economic Development Funding, page F-14
9.	We reference the “proceeds from economic development funding” included as cash flow from financing activities on page F-6. Tell us the consideration given to classifying these amounts as a component of investing activities.

We considered the guidance in paragraph 19(c) of SFAS 95 when determining the classification of the proceeds from economic development funding in our statement of cash flows. According to this paragraph, receipts from donor contributions that “... are restricted for the purposes of acquiring, constructing, or improving property, plant, equipment, or other long-lived assets ...” are cash inflows from financing activities. We concluded that this situation was analogous to our receipt of economic development funding and classified this funding received as a cash flow from financing activities.

     Please do not hesitate to contact our attorneys at Cravath, Swaine & Moore LLP, specifically John T. Gaffney (212) 474-1122 or Richard T. Hossfeld (212) 474-1208, if you have any questions regarding this submission.

Sincerely,
/s/ Scott Green
Scott Green
Corporate Controller

CC:	Angela Crane
Russell Mancuso
Alan Morris